FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                28 November 2007


                               File no. 0-17630


                           CRH - Additional Listing


                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).


Enclosure:  'Additional Listing'


28th November 2007

                                    CRH plc
                       ----------------------------------

Application has been made for a total of 334,198 Ordinary Shares of EUR0.32 each ("the Shares") to be admitted to (a) the Official List and trading on the Main Market of the Irish Stock Exchange and (b) the Official List of the UK Listing Authority and trading on the London Stock Exchange's market for listed securities.


Admission is expected to be granted on 3rd December 2007.


The shares have been issued under the Employee Share Participation Scheme and rank pari passu with the existing Ordinary Shares.


Contact:

Angela Malone
Company Secretary
Tel: 00 3531 6344340



                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date:  28 November 2007



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director